UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 31244/ September 8, 2014

In the Matter of

PRINCIPAL FUNDS, INC.
PRINCIPAL VARIABLE CONTRACTS FUNDS, INC.
PRINCIPAL MANAGEMENT CORPORATION

655 9th Street
Des Moines, Iowa 50392-0300

(File No. 812-14138)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTION 15(a) OF THE ACT AND RULE 18f-2
UNDER THE ACT AND CERTAIN DISCLOSURE REQUIREMENTS

Principal Funds, Inc., Principal Variable Contracts Funds, Inc. and Principal Management
Corporation, filed an application on March 27, 2013, and amendments to the application on June
3, 2013, November 15, 2013, April 10, 2014, and July 30, 2014, requesting an order under
section 6(c) of the Investment Company Act of 1940 (the "Act") for an exemption from section
15(a) of the Act and rule 18f-2 under the Act, as well as from certain disclosure requirements.
The order supersedes a prior order[1] and permits applicants to enter into and materially amend
sub-advisory agreements with wholly-owned sub-advisers and non-affiliated sub-advisers
without shareholder approval and would grant relief from certain disclosure requirements.

On August 11, 2014, a notice of the filing of the application was issued (Investment Company
Act Release No. 31203). The notice gave interested persons an opportunity to request a hearing
and stated that an order granting the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemption is appropriate in the public
interest and consistent with the protection of investors and the purposes fairly intended by the
policy and provisions of the Act.

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[1] Principal Management Corporation, et al., Investment Company Act Release Nos. 23613 (Dec. 21, 1998) (notice)
and 23655 (Jan. 19, 1999) (order).

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the relief requested by Principal Funds, Inc., et al. (File No. 812-14138) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.


Kevin M. O'Neill
Deputy Secretary